March 26, 2025

Ngai Chiu Wong
Chief Executive Officer
Gifts International Holdings Ltd
Unit A&B, 7/F., Fuk Chiu Factory Building
No.20 Bute Street
Mongkok, Kowloon
Hong Kong

       Re: Gifts International Holdings Ltd
           Amendment No. 3 to Draft Registration Statement on Form F-1 Submitted March 12, 2025
           CIK No. 0002032274
Dear Ngai Chiu Wong:

     We have reviewed your amended draft registration statement and have the following comment(s).

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 3 to Draft Registration Statement on Form F-1 submitted March 12, 2025
Risk Factors
Risks Related to Our Shares
The resale of Class A Ordinary Shares by the Resale Shareholders may cause..., page 49

1. Expand this risk factor to elaborate on the impacts that the resale offering could have on the trading price of the Class A Ordinary Shares and your listing status. For example, disclose the discounted value at which the resale shareholders acquired their shares and that they may therefore be willing to accept a lower sales price, and highlight the relative sizes of the resale offering and the IPO. Please also clarify here
 March 26, 2025
Page 2

       and in the plan of distribution disclosure at page Alt-4 whether the resale shares will be subject to any form of lock-up or leak-out arrangements, as we note your reference to "applicable lock-up agreements" in connection with the resale shares in the following risk factor.
Corporate History and Structure
Group Reorganization, page 56

2. Please tell us your consideration of applying the stock split retroactively to share disclosures for all periods presented. Refer to ASC 505-10-S99-4 and SAB Topic 4C.
Resale Prospectus Alternate Page, page Alt

3. Provide all China-based issuer disclosure included on the IPO prospectus cover page on the resale prospectus cover page as well.
Resale Shareholders, page Alt-3

4. For each of the resale shareholders, disclose the natural person with voting/dispositive control over the shares held by it and provide an address. Disclose the nature of any position, office, or other material relationship that the resale shareholders or their beneficial owners have had within the past three years with the company or any of its predecessors or affiliates. Refer to Item 9.D of Form 20-F.
General

5. We note that you have added a resale prospectus to the registration statement. Please explain to us why you have elected to register the resale concurrently with the IPO. In your response, provide further detail regarding the background of the transactions by which the resale shareholders acquired their shares and their relationships to the company.
        Please contact Ta Tanisha Meadows at 202-551-3322 or Theresa Brillant at 202-551-
3307 if you have questions regarding comments on the financial statements and related matters. Please contact Rebekah Reed at 202-551-5332 or Taylor Beech at 202-551-4515
with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:   Lawrence Venick